================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                    FORM 11-K
                                 ---------------

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 001-15787

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  METLIFE, INC.
                                 200 PARK AVENUE
                          NEW YORK, NEW YORK 10166-0188

================================================================================

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                                TABLE OF CONTENTS

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.................... 1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of
     December 31, 2004 and 2003............................................ 2
  Statement of Changes in Net Assets Available for Benefits for
     the Year Ended December 31, 2004...................................... 3
  Notes to Financial Statements............................................ 4
  Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets
     (Held at End of Year) as of December 31, 2004.........................10
  Signatures...............................................................11
  Exhibit Index............................................................12

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, New York
June 16, 2005

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2004 AND 2003
                             (DOLLARS IN THOUSANDS)

                                                          2004         2003
                                                       ----------   ----------
ASSETS:

Participant directed investments ....................  $3,690,746   $3,420,665
                                                       ----------   ----------
Net assets available for benefits ...................  $3,690,746   $3,420,665
                                                       ----------   ----------
See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                             (DOLLARS IN THOUSANDS)

                                                          2004
                                                       ----------
Additions:
  Participant contributions ........................   $  142,247
  Employer contributions ...........................       57,060
  Interest income ..................................       93,617
  Dividend income ..................................        1,384
  Transfers into the Plan ..........................        5,259
  Net appreciation in fair value of investments ....      164,567
                                                       ----------
     Total additions ...............................      464,134
                                                       ----------
Deductions:
  Benefit payments .................................      188,800
  Investment advisory and management fees ..........        5,063
  Other expenses ...................................          190
                                                       ----------
     Total deductions ..............................      194,053
                                                       ----------
Increase in net assets .............................      270,081
                                                       ----------
Net assets available for benefits, beginning of year    3,420,665
                                                       ----------
Net assets available for benefits, end of year .....   $3,690,746
                                                       ==========

See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS
            (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

1. DESCRIPTION OF THE PLAN

    The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document (the "Plan Document") for the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates for more complete information.

    GENERAL INFORMATION -- The Plan became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants who had amounts under The New England 401(k) Plan which were invested in The New England Financial Accumulation Account, as of December 31, 2000, have such account as a frozen tenth Core Fund (as hereinafter defined), to the extent they have retained assets in such fund. Such assets are classified with the Plan's Fixed Income Fund. The Plan is administered by Metropolitan Life Insurance Company (the "Company"). Record keeping services are performed for the Plan by an independent third-party administrator.

    The Plan is a defined contribution plan consisting of the following eight investment options through participation in various separate account funds sponsored by the Company and The New England Financial Accumulation Account, where applicable:

------------------------------------------------------------------------------------------
            Fixed Income Fund              Separate Accounts #78, #253, #378, #429 & The
                                            New England Financial Accumulation Account
------------------------------------------------------------------------------------------
               Equity Fund                             Separate Account #413
------------------------------------------------------------------------------------------
         Common Stock Index Fund                        Separate Account MI
------------------------------------------------------------------------------------------
    Blended Small Company Stock Fund                   Separate Account #334
------------------------------------------------------------------------------------------
        International Equity Fund                      Separate Account #79
------------------------------------------------------------------------------------------
        Small Company Stock Fund                       Separate Account #307
------------------------------------------------------------------------------------------
            Value Equity Fund                          Separate Account #267
------------------------------------------------------------------------------------------
      Emerging Markets Equity Fund                     Separate Account #247
------------------------------------------------------------------------------------------

    Contributions to each separate account fund are remitted to the Company pursuant to group annuity contracts and allocated in accordance with the elections of the participants (as defined below). The Plan also offers participants the option to invest in the shares of the Company's parent, MetLife, Inc., through the MetLife Company Stock Fund. The separate account funds and the MetLife Company Stock Fund together constitute the nine core investment options of the Plan ("Core Funds"). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a Self-Directed Account ("SDA"). The SDA works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families. Both the MetLife Company Stock Fund and the SDA are held in trust and contributions and transfers are remitted to Mellon Bank, N.A., as trustee.

    PARTICIPANT ACCOUNTS -- The record keeper maintains individual account balances for each employee of Participating Affiliates (as defined below) who participates in the Plan (each such employee, a "participant"). Each participant's account is credited with contributions, as discussed below, and allocations of investment earnings and charged with withdrawals and allocations of investment losses and administrative expenses paid by the Plan, as provided by the Plan Document. A participant is entitled to the benefits that can be provided by the participant's vested account balance determined in accordance with the Plan Document and described below.

    CONTRIBUTION AND FUNDING -- Contributions, as defined in the Plan Document, consist of participant basic contributions which are matched by the Company, MetLife Group, Inc., MetLife Funding, Inc., MetLife Credit Corp., Metropolitan Property and Casualty Insurance Company, Texas Life Insurance Company, MetLife Securities, Inc. and MetLife Bank, National Association (collectively, the "Participating Affiliates"), each for its own participants, and supplemental participant contributions which are not matched by any of the Participating Affiliates. Contributions of the Participating Affiliates vest in the participants' accounts in accordance with the terms of the Plan. Contributions of the participants and Participating Affiliates are credited to the respective Core

Funds in the manner elected by the participants and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Participating Affiliates are reduced to reflect forfeiture of non-vested participant interest and suspended for six months if money is withdrawn by the participant from certain restricted funds.

    Each year, participants may contribute up to 40 percent of their eligible compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Participants who are age 50 or older during the plan year were permitted to make additionalcatch-up contributions in excess of the regular IRC limitations (up to $3 and $2 for the years ended December 31, 2004 and 2003, respectively). The Participating Affiliates (other than Texas Life Insurance Company) each make a matching contribution equal to 4% of the participant's eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Texas Life Insurance Company makes a matching contribution equal to 3% of the participant's eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Participants may also rollover amounts representing distributions from traditional IRAs (to the extent that the participant did not make nondeductible contributions), qualified defined benefit plans, qualified defined contribution plans, 403(b) plans or governmental 457(b) plans.

    PARTICIPATION -- Generally, all employees of the Participating Affiliates who are regularly scheduled to work at least 1,000 hours per year, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., individuals classified by the Participating Affiliates as leased employees, individuals classified by the Participating Affiliates as independent contractors, certain statutory employees of GenAmerica Financial Corporation as of December 31, 2000 and employees participating in or eligible to participate in the New England Agents' Deferred Compensation Plan and Trust, the New England Agents' Retirement Plan and Trust and/or the New England Agency Employees' Retirement Plan and Trust and certain collectively bargained employees), are eligible to become participants in the Plan on their date of hire and may immediately make basic and supplemental contributions to the Plan. Generally, all employees of the Participating Affiliates, with the exception of certain groups of employees, such as those described in the preceding sentence, are eligible to receive an allocation of Company matching contributions as of the first day of the month following the date they complete one year of service, provided that they make the minimum contributions to the Plan, as discussed above.

    VESTING -- Participant contributions vest immediately. Matching contributions become fully vested upon the participant attaining age 55 or the participant's completion of five years of service in accordance with the five-year graded vesting schedule. A participant becomes 25% vested after the completion of two years of service, and then vests an additional 25% per year for each year of completed service, until the participant is 100% vested in the Plan after five years of completed service. Vesting is accelerated if the participant is terminated under the MetLife Plan for Transition Assistance for Officers or the MetLife Plan for Transition Assistance (which covers non-officer level employees), or is on disability for more than 24 months.

    FORFEITED ACCOUNTS -- For the years ended December 31, 2004 and 2003, forfeited non-vested accounts totaled $1,201 and $994, respectively. Funds from such forfeited non-vested accounts are transferred to the Company's general account until such time as they are used to reduce future employer matching contributions and/or used to pay certain Plan administrative expenses. During the year ended December 31, 2004, forfeitures from non-vested accounts of $1,452 were used solely to reduce employer matching contributions.

    WITHDRAWALS AND DISTRIBUTIONS -- A participant may request cash withdrawals from the Plan under the conditions set forth in the Plan Document. Distributions from the Plan occur upon a participant's retirement, death, disability for more than 24 months, or termination of employment.

    LOANS -- Participants may borrow from their accounts up to a maximum of $50 (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50 percent of their account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to any or all of the Core Funds in accordance with the participant's contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2004 and 2003 was $53,731 and $49,951, respectively.

    ADMINISTRATIVE EXPENSES -- Expenses of the Plan, other than some investment-related expenses and a limited amount of administrative expenses, are paid by the Participating Affiliates as provided in the Plan Document.

    PLAN AMENDMENT -- During the year ended December 31, 2004, the Plan was amended to limit to two the number of transfers allowed each month amongst Core Funds and/or the SDA. Additionally, a 2% redemption fee will be imposed on transfers out of certain Core Funds that occur within 30 days of a transfer into one of those funds. These amendments were adopted to limit active trading and arbitrage activities in participant accounts. Accordingly, these restrictions are allowable without affecting the benefit-responsiveness of the Plan's investment contracts (Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

    BASIS OF ACCOUNTING -- The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    USE OF ESTIMATES -- The preparation of financial statements in conformity with GAAP requires Plan management to adopt accounting policies and make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.

    INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's net assets in the Fixed Income Fund represent group annuity contracts with the Company and are valued at contract value (Note 4). Contract value represents contributions made under the contract, plus interest at the rate guaranteed by the fund, less withdrawals, disbursements and loans to participants.

    Funds held in the Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund, MetLife Company Stock Fund and the Self-Directed Account are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of the Company's investment expenses.

    Funds held in the Company's general account are invested in the general account of the Company through a group annuity contract. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce matching contributions or pay certain plan administrative expenses, as discussed above. Interest is credited periodically in a manner consistent with the Company's general practices for allocating such income.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments in such mutual funds are reflected as a reduction of investment return on such investments.

    PAYMENT OF BENEFITS -- Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $819 and $1,712 at December 31, 2004 and 2003, respectively.

    TRANSFERS INTO THE PLAN -- Effective January 1, 2004, certain employees of two non-participating affiliates of the Company became employees of one of the Participating Affiliates. These employees were credited with years of service as recognized by such non-participating affiliates for purposes of determining eligibility and vested status under the Plan. Because benefits under the plans of these non-participating affiliates vested at a faster rate than those under the Plan, employees with three or more years of service with the non-participating affiliates will be fully vested in all current and future matching contributions under the Plan. For employees with less than three years of service with the non-participating affiliates, balances transferred will vest under the vesting schedule of the non-participating affiliates' plans and all future contributions will vest according to the vesting schedule under the

Plan.

    EXCESS CONTRIBUTIONS PAYABLE -- The Plan is required to return contributions received during the Plan year in excess of the IRC limits. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2004.

    INVESTMENT ADVISORY AND MANAGEMENT FEES -- Except as they relate to the separate accounts underlying the group annuity contracts held within the Fixed Income Fund (Note 4), investment advisory and management fees are paid out of the assets of the Core Funds and are recognized as expenses of the Plan. As discussed above, the Plan records the group annuity contracts held in the Fixed Income Fund at contract value. Investment advisory and management fees related to the assets held under these contracts are charged to the underlying separate accounts. Since these fees are not applied against the recorded contract value of these contracts, they are not recognized as expenses of the Plan. Total investment advisory and management fees charged against such separate accounts were $4,102 for the year ended December 31, 2004.

    ADMINISTRATIVE EXPENSES - To the extent that administrative expenses paid by the Plan are allocated to the Fixed Income Fund, these amounts are charged against the separate accounts underlying the group annuity contracts and do not effect reported contract value of these assets. Accordingly, these amounts are not recognized as expenses of the Plan. Administrative expenses charged to such separate accounts were $242 for the year ended December 31, 2004.

3.       INVESTMENTS

    The following table represents the units of participation in (where applicable) and value of (stated at fair value unless otherwise noted) investments as of:


                                                                                 December 31,
                                                                     2004                                 2003
                                                           Units            Value                Units            Value
                                                   ----------------------------------   -----------------------------------
Fixed Income Fund (at contract value)                                    $ 2,036,336 *                         $ 1,987,477 *
Equity Fund                                               2,276,705          517,982 *          2,390,928          502,046 *
Common Stock Index Fund                                     139,916          418,939 *            139,315          376,279 *
Blended Small Company Stock Fund                            510,337           74,689              344,742           42,998
International Equity Fund                                   451,056           78,242              401,918           60,803
Small Company Stock Fund                                  1,174,864          190,901 *          1,176,670          171,637 *
Value Equity Fund                                         6,752,008          100,276            5,367,701           70,043
Emerging Markets Equity Fund                                509,216           79,261              439,486           56,155
MetLife Company Stock Fund                                6,229,118          125,673            5,378,134           90,469
Self-Directed Account - mutual funds                         14,654           14,654               12,498           12,498
General Account Fund (at contract value)**                                        62                                   309
Loans to participants (at outstanding balance)                                53,731                                49,951
                                                                         -----------                           -----------
   Total investments                                                     $ 3,690,746                           $ 3,420,665
                                                                         ============                          ===========

*     Represents five percent or more of net assets available for benefits.
**    Designed to hold Plan forfeitures.

    During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity Fund ....................................   $ 39,993
Common Stock Index Fund ........................     40,825
Blended Small Company Stock Fund ...............      9,421
International Equity Fund ......................      9,684
Small Company Stock Fund .......................     18,910
Value Equity Fund ..............................     11,315
Emerging Markets Equity Fund ...................     12,809
MetLife Company Stock Fund .....................     19,952
Self-Directed Account ..........................      1,658
                                                   --------
   Net appreciation in fair value of investments   $164,567
                                                   ========

4. INVESTMENT CONTRACTS WITH THE COMPANY

    The Plan has fully benefit-responsive group annuity contracts with the Company. The contracts are included in the financial statements at contract value as reported to the Plan by the Company. Contract value represents contributions made under the contract, plus interest at the rate guaranteed by the Company, less withdrawals, disbursements and loans to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates are based on a formula agreed upon with the Company and are reviewed annually for resetting, but may not be less than zero. The crediting interest rates and average yields for the investment contracts with the Company were 4.5% and 5.0% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rates and average yields for The New England Financial Accumulation Account were 7.0% and 7.8% for the years ended December 31, 2004 and 2003, respectively. There are no reserves against contract value for credit risk of the Company, as the contract issuer or otherwise.

    Assets held under the group annuity contracts with the Company are invested in various separate accounts. As part of the Fixed Income Fund, the Plan reported contract value for these group annuity contracts of $1,818,950 and $1,774,648 at December 31, 2004 and 2003, respectively. The fair value of the separate accounts underlying these contracts was $1,875,881 and $1,837,022 at December 31, 2004 and 2003, respectively. The fair value was determined as the sum of the products of the Plan's units of participation in each underlying separate account multiplied by the unit value of the respective separate account. The unit value of the separate accounts is calculated by and reported to the Company by an independent investment valuation firm. Upon termination of an investment contract by the Company, as Plan sponsor, proceeds would be paid to the Plan at fair value for the benefit of the participants, provided fair value exceeds the guaranteed contract value. While the Company may elect do so at any time, it does not currently intend to terminate any of these investment contracts.

    The New England Financial Accumulation Account represents a guaranteed investment contract through the general account of the Company. Accordingly, no quoted market valuation is readily available. The Fixed Income Fund includes a reported contract value for this contract of $217,386 and $212,829 at December 31, 2004 and 2003, respectively. The Company estimated the fair value of this contract to be $225,098 and $216,995 as of December 31, 2004 and 2003, respectively. This fair market value was estimated by discounting the related cash flows using the yield of the Moody's Baa Industrial Bond Index on the appropriate valuation date.

5. TERMINATION OF THE PLAN

    While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to that particular company) has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall be fully vested in Company contributions made to the Plan, and have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

6. FEDERAL INCOME TAX STATUS

    The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated May 23, 2002 that the Plan is designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements for the year ended December 31, 2004.

    In March 2002, the Company filed an application with the IRS concerning certain proposed changes to the administration of Plan loans during the 1998-2002 Plan years and the implementation of contribution suspensions following certain withdrawals during the 1999-2001 Plan years. In a letter from the IRS dated January 2004, the Company was informed that its application was accepted with no adverse effect on the Plan.

    In May 2004, a second application was filed with the IRS requesting approval of an alternative method relating to the above-noted contribution suspensions; this application is currently pending. The Company does not expect this application or the response thereto to have a material adverse effect on the Plan.

7. RELATED-PARTY TRANSACTIONS

    Certain Plan investments are shares of separate accounts managed by the Company or affiliates of the Company. The balances of these investments were $1,460,290 and $1,279,961 at December 31, 2004 and 2003, respectively. Earned income for these investments was $142,957 for the year ended December 31, 2004. The Company is the sponsor of the Plan and, therefore, transactions qualify as party-in-interest transactions. During the year ended December 31, 2004, the Plan paid to the Company or such affiliates and recognized as Plan expenses investment advisory and management fees of $4,897.

    Certain of the separate accounts underlying the group annuity contracts with the Company (Note 4) are also managed by the Company or affiliates of the Company. The balances of these investments were $1,410,447 and $1,377,408 at December 31, 2004 and 2003, respectively. Earned income for these investments was $62,153 for the year ended December 31, 2004. As discussed in Note 2 above, investment advisory and management fees related to these separate accounts are not charged against the reported contract value of these group annuity contracts and therefore are not recognized as expenses paid by the Plan. During the year ended December 31, 2004, the Company or its affiliates received investment advisory and management fees of $4,102 from these separate accounts.

    Certain participants, who are also employees of the Participating Affiliates, perform other non-investment related services for the Plan. Neither the employees nor the Participating Affiliates receive compensation from the Plan in exchange for these services.

    At December 31, 2004 and 2003, the Plan held 3,075,933 and 2,693,293 shares, respectively, of common stock of MetLife, Inc. with a cost basis of $91,041 and $71,406, respectively, through its investment in the MetLife Company Stock Fund. During the year ended December 31, 2004, the Plan recorded dividend income on MetLife, Inc. common stock of $1,384.

8. SUBSEQUENT EVENTS

    On January 31, 2005 MetLife, Inc. completed the sale of a non-participating affiliate to BlackRock, Inc. ("BlackRock"). Certain employees of one of the Participating Affiliates, who were formerly employees of certain subsidiaries of the non-participating affiliate (Note 2 - Transfers into the Plan), became employees of BlackRock in connection with this sale. The Plan was amended to grant full vesting to all participants transferred from the Participating Affiliate in connection with the sale. In addition, on the same date, MetLife, Inc. entered into a definitive agreement to acquire all of the outstanding shares of capital stock held by Citigroup Inc. and its affiliates ("Citigroup") of certain of the domestic and international life insurance subsidiaries of Citigroup, including the majority of The Travelers Insurance Company (collectively, "Travelers"). Upon closing, which is expected to occur in the summer of 2005, employees of Travelers and any other Citigroup affiliate in the United States who are expected to become employees of one of the Participating Affiliates in connection with the Travelers acquisition will be credited with service recognized by Citigroup for purposes of determining eligibility and vesting for future benefits under the Plan. Except to the extent that such employees elect, subject to the terms of the Plan, to rollover their qualifying benefits from plans of Travelers or Citigroup, the Plan will assume no obligation for benefits due under plans of Travelers or Citigroup.

                                     ******

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

          FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2004

------------------------------------------------------------------------------------------------------------------------------------
  (a)   (b) Identity of issuer, borrower, lessor,     (c) Description of investment including            (d) Cost     (e) Current
            or similar party                          maturity date, rate of interest, collateral,                        value
                                                      par or maturity value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (in thousands)
   *    Metropolitan Life Insurance Company          Group Annuity Contracts (**):
                                                           GAC #11557                                        ***          $ 454,737
                                                           GAC #24888                                        ***            454,737
                                                           GAC #28894                                        ***            454,737
                                                           GAC #28895                                        ***            454,739
                                                           GAC #25795 (NEF Accumulation Account)             ***            217,386
                                                                                                                        -----------
                                                     Total assets in group annuity contracts --
                                                        Fixed Income Fund                                                 2,036,336
                                                                                                                        -----------

   *    Metropolitan Life Insurance Company          Separate Account Contracts:
                                                           GAC #8550:
                                                           Equity Fund -- 413                                ***            517,982
                                                           Common Stock Index Fund -- MI                     ***            418,939
                                                           Blended Small Company Stock Fund -- 334           ***             74,689
                                                           International Equity Fund -- 79                   ***             78,242
                                                           Small Company Stock Fund -- 307                   ***            190,901
                                                           Value Equity Fund -- 267  (GAC #24959)            ***            100,276
                                                           Emerging Markets Equity Fund -- 247
                                                             (GAC #24960)                                    ***             79,261
                                                           MetLife Company Stock Fund (GAC #25645)           ***            125,673
                                                           Self-Directed Account  (GAC #25768)               ***             14,654
                                                                                                                        -----------
                                                     Total assets held for investment in
                                                       insurance company separate accounts                                1,600,617
                                                                                                                        -----------
                                                     GAC #28576 - General Account Fund                       ***                 62

                                                     Loans to participants - weighted-average interest
                                                     rate of 4.89% and maturities ranging from 1/1/05
                                                     through 12/15/2019                                      ***             53,731
                                                                                                                        -----------
                                                     Total assets available for benefits                                $ 3,690,746
                                                                                                                        ===========

*    Permitted party-in-interest
**   At contract value
***  Cost has been omitted with respect to participant directed investments

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Savings and Investment Plan for Employees of
                                  Metropolitan Life and Participating Affiliates

                                  By:    /s/ GRAHAM COX
                                  ---------------------------------------------
                                  Name:  Graham Cox
                                  Title: Plan Administrator

June 28, 2005

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBIT NAME
-------    --------------------------------------------------------
 23.1      Consent of Independent Registered Public Accounting Firm